Mail Stop - 4561

August 29, 2008

Doug Carpenter
Chief Financial Officer
Farmers Capital Bank Corporation
P.O. Box 309, 202 West Main Street
Frankfort, Kentucky 40601

Re: Farmers Capital Bank Corporation
**   Form 10-K for December 31, 2007**
**   File Number 0-14412**

Dear Mr. Restel:

       We have reviewed the above referenced filing and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revisions in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 30

1.   We note the continued deterioration in the credit quality of your loan portfolio,
        particularly with respect to real estate development loans. Please revise your disclosure
        in future filings to comprehensively bridge the gap between the significant increases in
        your non-performing and impaired loans and presumably the increased delinquencies in
        the remaining portfolio with the modest increase in your allowance for loan losses. For
        example, discuss in general the relationship between your non-performing and impaired
        loans and the allowance for loan losses, discuss in detail how you measure impairment
        on your impaired loans and link this information to the increase to your allowance for
        loan losses and discuss in detail the extent to which your non-performing and impaired
        loans are collateralized. Also, consider disclosing delinquency information on your
        portfolio and clearly discuss how the specific change in delinquencies impacts your
        calculation of the allowance for loan losses.

Financial Statements

Note 1 Summary of Significant Accounting Policies

Segment Information, page 51

2.   We note that operations are managed and financial performance is evaluated at the
        subsidiary level and that all operations are aggregated in one reportable operating
        segment. Please provide us a comprehensive and detailed analysis which supports your
        determination that you have only one reportable segment. Specifically identify and tell
        us how you identified each operating segment and tell us how you determined they may
        be aggregated.

Item 9A. Controls and Procedures, page 77

3.   In future filings, please include the statement required by Item 308(a)(4) of Regulation
        S-K regarding the report of your accounting firm.

Item 15. Exhibits, Financial Statement Schedules, page 79

4.   We note that the company has not included any material contracts pursuant to Item
        601(b)(10) of Regulation S-K. Please provide your analysis supporting the determination
        that the company has no such material contracts, including the company's management
        contracts, compensatory plans, credit agreements and guarantee agreements. Please also
        provide your analysis supporting the decision not to file as exhibits the trust agreements
        for the company's three Delaware statutory trusts. Refer to Item 601(b)(4) of
        Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008

Item 4. Controls and Procedures

5.   We note the statement that there have been no significant changes in the company's
        internal controls subsequent to the date of the Chief Executive Officer and Chief
        Financial Officer evaluation. In future filings, please disclose any such changes that
        occurred during the company's last fiscal quarter. Refer to Item 308(c) of
        Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed April 1, 2008

EDGAR tag

6.   Your definitive proxy statement, filed as DEFN14A, does not appear to carry the
        appropriate header tag on EDGAR. Definitive proxy statements must be designated as
        such by using the header tag DEF 14A. Please contact Edgar filer support at (202) 551-
        8900 to make the necessary header tag correction.

Process for Determining Compensation, page 13

7.   On page 17 you reference the use of peer group information. In future filings please
        describe this work, where appropriate, including the names of the peer group companies,
        or advise us supplementally why you believe this is not required.

Outstanding Equity Awards…, page 15

8.   We are unable to locate the tabular disclosure of equity compensation information required by Item 201(d) of Regulation S-K. Please provide an analysis supporting the determination that such information is not required.

Transactions with Related Persons, page 18

9.   In future filings, please indicate the total dollar value of loans to officers and directors that were outstanding at the end of the year, no matter when they were entered into.

10.   In future filings, please include the complete representation required by Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. That is, if correct, that the loans were on the same terms, including interest rates and collateral, as those available to other persons not related to the lender.

11.   Where appropriate, in future filings, please include the disclosure required by Item 404(b) of Regulation S-K regarding the review of related party transactions.

* * * * *

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Doug Carpenter
Farmers Capital Bank Corporation
August 29, 2008
Page 5

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
     Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
     Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

        Please direct any questions on accounting matters to Christina Harley, Staff Accountant,
at 202-551-3695, or to Hugh West, Accounting Branch Chief, at 202-551-3872. Please direct
any other questions to Justin Dobbie at 202-551-3469, or to me at 202-551-3421.

                                                    Sincerely,

                                                    David Lyon
                                                    Senior Financial Analyst

by Fax to: Doug Carpenter
            FAX number 502-227-1692